Exhibit 21.1

Subsidiaries of the Company	Jurisdiction of Organization
XOMA Ireland Limited	Ireland
XOMA Technology Ltd.	Bermuda
XOMA (US) LLC	Delaware
XOMA Commercial LLC	Delaware
XOMA CDRA LLC	Delaware